UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13D/A
Under the Securities Exchange Act of 1934
(Amendment No. 10)*

ARMATA PHARMACEUTICALS, INC.

(Name of Issuer)

Common Stock, $0.01 par value

(Title of Class of Securities)

04216R 102

(CUSIP Number)

Innoviva, Inc.
1350 Old Bayshore Highway Suite 400
Burlingame, CA
877-202-1097
Attention: Pavel Raifeld
Chief Executive Officer

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 4, 2024

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.   ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No.   04216R 102

1	NAMES OF REPORTING PERSONS
Innoviva, Inc

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☒
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
17,421,600 (1)

	8	SHARED VOTING POWER
46,756,659 (2)

	9	SOLE DISPOSITIVE POWER
17,421,600 (1)

	10	SHARED DISPOSITIVE POWER
46,756,659 (2)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
64,178,259 (3)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
85.3% (4)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO

(1)
Includes 8,710,800 shares of Common Stock owned by the Reporting Persons and 8,710,800 shares of Common Stock issuable upon exercise of the warrants to purchase Common Stock beneficially owned by the Reporting Persons.

(2)
Includes 16,365,969 shares of Common Stock owned by the Reporting Persons, 10,653,847 shares of Common Stock issuable upon exercise of the warrants to purchase Common Stock beneficially owned by the Reporting Persons, and 19,736,843 shares of Common Stock issuable upon the conversion of a certain convertible loan held by the Reporting Persons (excluding any accrued interest) beneficially owned by the Reporting Persons.

(3)	See Item 5.
(4)
Based on 36,146,574 shares of Common Stock outstanding as of November 10, 2023, as set forth on the Issuer’s Quarterly Report on Form 10-Q, plus 19,736,843 shares of Common Stock issuable upon the conversion of a certain convertible loan held by the Reporting Persons, excluding any accrued interest, and shares of Common Stock issuable upon exercise of the warrants to purchase Common Stock beneficially owned by the Reporting Persons.

2

CUSIP No.   04216R 102

1	NAMES OF REPORTING PERSONS
Innoviva Strategic Opportunities LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☒
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
46,756,659 (1)

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
46,756,659 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
46,756,659 (2)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
62.1% (3)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

(1)
Includes 16,365,969 shares of Common Stock owned by the Reporting Persons, 10,653,847 shares of Common Stock issuable upon exercise of the warrants to purchase Common Stock beneficially owned by the Reporting Persons, and 19,736,843 shares of Common Stock issuable upon the conversion of a certain convertible loan held by the Reporting Persons (excluding any accrued interest) beneficially owned by the Reporting Persons.

(2)	See Item 5.
(3)
Based on 36,146,574 shares of Common Stock outstanding as of November 10, 2023, as set forth on the Issuer’s Quarterly Report on Form 10-Q, plus 19,736,843 shares of Common Stock issuable upon the conversion of a certain convertible loan held by the Reporting Persons, excluding any accrued interest, and shares of Common Stock issuable upon exercise of the warrants to purchase Common Stock beneficially owned by the Reporting Persons.

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Explanatory Note

This Amendment No. 10 to Schedule 13D (“Amendment No. 10”) amends and supplements the initial Statement of Beneficial Ownership on Schedule 13D, as filed with the U.S. Securities and Exchange Commission (the “SEC”) by Innoviva, Inc. (“Innoviva”) on February 14, 2020, as amended and supplemented by Amendment No. 1 filed with the SEC on March 31, 2020 by Innoviva, as further amended and supplemented by Amendment No. 2 filed with the SEC on January 26, 2021 by Innoviva and Innoviva Strategic Opportunities LLC, a wholly-owned subsidiary of Innoviva (“Innoviva Sub”), as further amended and supplemented by Amendment No. 3 filed with the SEC on March 17, 2021 by Innoviva and Innoviva Sub, as further amended and supplemented by Amendment No. 4 filed with the SEC on April 1, 2021 by Innoviva and Innoviva Sub, as further amended and supplemented by Amendment No. 5 filed with the SEC on November 1, 2021 by Innoviva and Innoviva Sub, as further amended and supplemented by Amendment No. 6 filed with the SEC on February 11, 2022 by Innoviva and Innoviva Sub, as further amended and supplemented by Amendment No. 7 filed with the SEC on April 1, 2022, as further amended and supplemented by Amendment No. 8 filed with the SEC on January 10, 2023, as further amended and supplemented by Amendment No. 9 filed with the SEC on July 11, 2023 (the “Schedule 13D”), with respect to shares of common stock, $0.01 par value per share (“Common Stock”) of Armata Pharmaceuticals, Inc., a Washington corporation (the “Issuer”), warrants to acquire additional shares of Common Stock of the Issuer (“Warrants”), and secured convertible debt convertible into Common Stock of the Issuer. Innoviva and Innoviva Sub (collectively, the “Reporting Persons”) are filing this amendment to reflect the acquisition by Innoviva Sub of secured debt of the Issuer pursuant to the March 2024 Credit Agreement (as defined below).

Except as specifically amended and supplemented by this Amendment No. 10, the Schedule 13D (as amended) remains in full force and effect.

Item 4.	Purpose of Transaction

Item 4 in Schedule 13D is hereby supplemented as follows:

On March 4, 2024, the Issuer entered into, as borrower, a credit and security agreement (the “March 2024 Credit Agreement”) with Innoviva Sub, pursuant to which the Issuer borrowed from Innoviva Sub $35,000,000 on terms and conditions similar to those set forth in the secured credit and security agreement between the parties dated as of July 10, 2023 (the “July 2023 Credit Agreement”).  On the date of this Amendment No. 10, the Reporting Persons collectively own 25,076,769 shares of Common Stock of the Issuer, warrants to acquire an additional 19,364,647 shares of Common Stock of the Issuer, and the right to acquire an additional 19,736,843 shares of Common Stock of the Issuer upon conversion of the convertible loan (excluding any accrued interest).

Item 5.	Interest in Securities of the Issuer

Item 5 in Schedule 13D is hereby supplemented as follows:

As of the date of this filing of Amendment No. 10, the Reporting Persons collectively may be deemed to have beneficial ownership of 64,178,259 shares of Common Stock, representing approximately 85.3% of the outstanding shares of Common Stock of the Issuer as of the date of this Amendment No. 10 to Schedule 13D, based on 36,146,574 shares of Common Stock outstanding as of November 10, 2023, as set forth on the Issuer’s Quarterly Report on Form 10-Q, plus 19,736,843 shares of Common Stock issuable upon the conversion of a certain convertible loan held by the Reporting Persons (excluding any accrued interest) and shares of Common Stock issuable upon exercise of the warrants to purchase Common Stock beneficially owned by the Reporting Persons.

Except as set forth in this Schedule 13D (as amended), the Reporting Persons did not acquire or sell any shares of Common Stock or other securities of the Issuer during the last 60 days.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

Item 6 in Schedule 13D is hereby supplemented as follows:

On March 4, 2024, the Issuer and Innoviva Sub entered into the March 2024 Credit Agreement pursuant to which the Issuer borrowed from Innoviva Sub $35,000,000 on terms and conditions similar to those set forth in the July 2023 Credit Agreement.  In connection with the parties’ entry into the March 2024 Credit Agreement, the Issuer and Innoviva Sub and the other parties thereto (as applicable) entered into amendments to (i) the secured convertible credit and security agreement, dated January 10, 2023, by and among the Issuer, Innoviva Sub and the other parties thereto (as amended, the “Convertible Credit Agreement” and such amendment, the “Second Amendment to Convertible Credit Agreement”) and (ii) the July 2023 Credit Agreement (such amendment, the “First Amendment to July 2023 Credit Agreement” and together with the Second Amendment to Convertible Credit Agreement, the “Amendments”) which Amendments conform certain terms relating to permitted indebtedness and permitted liens both to match the corresponding terms in the March 2024 Credit Agreement and to permit the same.  The March 2024 Credit Agreement is not convertible into securities of the Issuer or into any other securities. The March 2024 Credit Agreement is further described in the Issuer’s Form 8-K filed with the SEC on March 4, 2024.

The foregoing descriptions of the terms of the March 2024 Credit Agreement, of the First Amendment to July 2023 Credit Agreement and of the Second Amendment to Convertible Credit Agreement do not purport to be complete and are qualified in their entirety by the full texts of such agreements, copies of which are filed as Exhibits 10.1, 10.2 and 10.3, respectively, to the Form 8-K of the Issuer filed with the SEC on March 4, 2024.

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SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: March 4, 2024

INNOVIVA, INC.

By:	/s/ Pavel Raifeld
Name:	Pavel Raifeld
Title:	Chief Executive Officer

INNOVIVA STRATEGIC OPPORTUNITIES LLC
BY INNOVIVA, INC. (ITS MANAGING MEMBER)

By:	/s/ Pavel Raifeld
Name:	Pavel Raifeld
Title:	Chief Executive Officer

[Signature Page]